Mail Stop 4561

May 14, 2009

VIA U.S. MAIL AND FAX (212) 216-1785

Mr. Gregory F. Hughes
Chief Financial Officer and Chief Operating Officer
SL Green Realty Corp.
420 Lexington Ave
New York, New York 10170

>   **Re: SL Green Realty Corp.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 001-13199**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Liquidity and Capital Resources, page 53

1. Please revise your discussion of liquidity and capital resources in future filings to provide a summarized, quantitative discussion of your short and long-term liquidity needs, along with a discussion of how you plan address those needs. While this information appears to be available throughout your filing, it would be beneficial to a reader of the financial statements to be able to access this critical information in summarized form in one location. Additionally, within this discussion, address the needs of your unconsolidated joint ventures as a whole, the financial condition of any significant joint venture partners, and how you will

address the liquidity needs of these joint ventures if your JV partners are unable to provide additional required liquidity.

2. In addition, please provide disclosures regarding Citigroup's recent financial problems and their potential impact on your liquidity and future operations.

3. In your response for the above two comments please include your proposed disclosures, relating to your liquidity section, that will be included in future filings.

Consolidated Statements of Income, page 74

4. Please tell us how you determined it was appropriate to exclude the write down of your equity method investment in Gramercy from Income from continuing operations before gain on sale, minority interest and discontinued operations. It appears that the write down should be recorded above this subtotal, along with equity in net income from unconsolidated joint ventures.

Form 10-K/A for the period ended December 31, 2008, filed April 28, 2009

5. We note from your filing that you have determined Rock-Green, Inc. to be a significant subsidiary under Rule 1-02(w) of Regulation S-X, yet it does not appear there are any disclosures related to Rock-Green, Inc. within your Form 10-K. Please tell us how you determined this joint venture was a significant subsidiary, and include detailed information related to this joint venture in future filings, or tell us where the disclosures are included.

Proxy Statement filed April 30, 2009

Executive Compensation, page 18

How We Determine Executive Compensation, page 19

6. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Green received an increase in cash bonuses of 6% while the cash bonuses awarded to other officers decreased by 37%. We also note that there is a significant difference is actual cash and stock bonuses awarded to each officer. Please see Item 402(b)(2)(vii) of Regulation S-K.

7. We note that you have set your policies by looking at the policies of RiskMetrics Group and other governance groups. Please identify the other groups. Please see Item 402(b) of Regulation S-K.

    We note that you review compensation paid to executive officers of your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median.

What our Compensation Program is Designed to Reward, page 21

8. For each executive officer, please disclose the individual performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity Incentives, page 23

9. We note that the Outperformance awards may be accelerated upon achieving performance levels that trigger acceleration provisions. Please disclose the performance levels that would trigger acceleration.

Comparison of 2008 and 2007 Total Direct Compensation, page 27

10. We note that you did not include the value of perquisites in the table on page 28. Please explain why these amounts were omitted from the table and, in future filings, please include these amounts. Also, revise the summary compensation table to include a footnote to the table that identifies and quantifies perquisites and personal benefits as required under Item 402(c)(ix)(A) and Instruction 4 of Regulation S-K. Please tell us how you intend to comply.

LTIP Units, page 29

11. Please tell us what you mean by the phrase "book-up event." Please include this disclosure in future filings.

Gramercy Capital Corp. Equity Awards, page 30

12. We note that compensation was paid to your executive officers by Gramercy. It is not clear that these amounts have been included in your summary compensation table. Please confirm that these amounts are included in accordance with Item 402(a)(2). If not, please provide this disclosure in future filings and tell us how you intend to comply or tell us why you believe this is not applicable.

Potential Payments upon Termination or Change-in-Control, page 36

13. We note your disclosure that the types of events constituting Cause, Good Reason, disability and a Change-in-Control differ for each officer. Please tell us, and disclose in future filings, the definitions of these events for each executive officer.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Mr. Gregory F. Hughes
SL Green Realty Corp.
May 14, 2009
Page 5

information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486. Please contact Stacie Gorman at (202) 551-35854 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief